UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hallador Energy Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40609P105

(CUSIP Number)

June 28, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40609P105

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) ALJ Investment Company, LLC 99-2308869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,900,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,900,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.88%*

12.	Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 37,027,196 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding of Hallador Energy Company (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024, plus 1,900,000 shares of Common Stock of the Issuer issued to ALJ Investment Company, LLC (the “Exchange Shares”) pursuant to a Common Stock Exchange Agreement between the Issuer and ALJ Investment Company, LLC.

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CUSIP No. 40609P105

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) ALJ Regional Holdings, Inc. 13-4082185

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 65,041

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 65,041

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,041

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.17%*

12.	Type of Reporting Person (See Instructions) CO

* This percentage is calculated based upon 37,027,196 shares of common stock, par value $0.01 per share, outstanding of the Issuer as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024, plus 1,900,000 shares of Common Stock of the Issuer issued to ALJ Investment Company, LLC as Exchange Shares pursuant to a Common Stock Exchange Agreement between the Issuer and ALJ Investment Company, LLC.

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Item 1.
	(a)	Name of Issuer Hallador Energy Company

	(b)	Address of Issuer’s Principal Executive Offices 1183 East Canvasback Drive, Terre Haute, IN 47802

Item 2.
	(a)	Name of Person Filing (i) ALJ Investment Company, LLC (“ALJ Investment”) (ii) ALJ Regional Holdings, Inc. (“ALJ”)

	(b)	Address of Principal Business Office or, if none, Residence 244 Madison Avenue, PMB #358 New York, NY 10016

	(c)	Citizenship (i) ALJ Investment: Delaware (ii) ALJ: Delaware

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 40609P105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based upon 37,027,196 shares of Common Stock outstanding of the Issuer as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024, plus 1,900,000 shares of Common Stock of the Issuer issued to ALJ Investment Company, LLC as Exchange Shares pursuant to a Common Stock Exchange Agreement between the Issuer and ALJ Investment Company, LLC.

ALJ Investment Company, LLC directly holds 1,900,000 shares of Common Stock and ALJ Regional Holdings, Inc. directly holds 65,041 shares of Common Stock.

ALJ Regional Holdings, Inc. and ALJ Investment Company, LLC share common ownership and management.

(b) Percent of class: 5.05%
(c) Number of shares as to which the person has: For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

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Item 10.	Certification

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALJ Investment Company, LLC

Date: July 5, 2024	By:	/s/ Jess Ravich
Jess Ravich
Manager

ALJ Regional Holdings, Inc.

Date: July 5, 2024	By:	/s/ Jess Ravich
Jess Ravich
Chief Executive Officer

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